September 18, 2009

Mr. Keith O`Connell, Esquire
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:T. Rowe Price Funds — 485(a) Filings for Various Registrants

Dear Mr. O`Connell:

Please find below our responses to your oral comments of September 10, 2009, regarding various filings made on July 29, 2009 pursuant to Rule 485(a). These filings were made in order to comply with the amendments to Form N-1A that became effective on March 31, 2009. Your comments and our responses are set forth below.

Retirement Funds (Investor Class) Prospectus

Comment:

In the first paragraph under "Fees and Expenses," the following sentences should be deleted: "The shares that are offered in this prospectus are 100% no load. There are no 12b-1 fees or sales charges."

Response:

We will remove both of these sentences from the narrative above the fee table.

We plan to add the following line items, as permitted by Item 3, to the fee table: Maximum sales charge (load) imposed on purchases; Maximum deferred sales charge (load); and Redemption fee. These line items will be added under the broad caption "Shareholder fees (fees paid directly from your investment)." The amounts shown for each of these items will be "None," unless a redemption fee is applicable. A line item entitled "Maximum account fee" will also be added in response to the next comment.

In addition, we plan to add a line item entitled "Distribution and service (12b-1) fees" under the broad caption "Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)." The amount shown for this item will be 0.00%.

These changes will be made to all Investor Class prospectuses.

Comment:

In the first paragraph under "Fees and Expenses," the following sentence should be deleted: "Nonretirement accounts with less than a $2,000 balance (with certain exceptions) may be subject to an annual $10 fee."

The reference to the annual $10 fee must be moved to a "Maximum account fee" line item in the fee table in accordance with Instruction 2(d) to Item 3.

Response:

The annual $10 small account fee will be moved to the fee table in accordance with Instruction 2(d) to Item 3. A line item entitled "Maximum account fee" will be added under the broad caption "Shareholder fees (fees paid directly from your investment)."

The amount shown will be $10 and will contain the following footnote:

Nonretirement accounts with less than a $2,000 balance (with certain exceptions) may be subject to an annual $10 fee.

This change will be made to all Investor Class prospectuses.

Comment:

The paragraph immediately above the fee table should be deleted and incorporated into footnote (a). The footnote language should be modified to better fit a footnote format.

Response:

The paragraph immediately above the fee table will be deleted. The footnote will be revised as follows:

While the fund itself charges no management fee, it will indirectly bear its pro-rata share of the expenses of the underlying T. Rowe Price funds in which it invests (acquired funds). The acquired funds are expected to bear the operating expenses of the fund.

Because this revised footnote applies to the overall fund structure and several fee table line items, we plan to remove the footnote from "Other expenses" and add the footnote to the top of the fee table (e.g., Fees and Expenses of the Fund*).

This change will be made to the fee tables for all of the Retirement Funds, including the fee tables in the Advisor and R Class prospectuses.

Comment:

Confirm that the expenses in the fee tables will correspond to the expenses shown in the financial highlights tables.

Response:

The expenses in the fee tables will correspond to the expenses that will be shown in the financial highlights tables for the fiscal year ended May 31, 2009.

Comment:

The Note below the fee table which explains that expenses are as of the fund`s prior fiscal year-end should be deleted, although it can appear after Item 8.

Response:

We will delete the Note below the fee table and move the language to section 3 of the prospectus. This change will be made to all funds` prospectuses that contained this Note below the fee table.

Comment:

On page 3, add the following sentence that appears later in the prospectus: "The target allocations for the broad asset classes (Short-Term Income, Fixed Income, Domestic Stock, and International Stock) are not expected to vary from the prescribed glide path formula or neutral allocations by more than plus or minus five percentage points."

This additional sentence should be the last sentence of the paragraph that appears immediately below the fund`s "glide path."

Response:

This change will be made to the principal investment strategies for all of the Retirement Funds, including the Advisor and R Class prospectuses.

Comment:

The footer immediately below the Average Annual Total Returns table should be deleted in its entirety. However, you can add a parenthetical to each benchmark, other than the Lipper indices, within the table that states the following: "(reflects no deduction for fees, expenses, or taxes)."

Response:

The footer below the Average Annual Total Returns table will be removed. We are assessing whether to add this parenthetical within the table to each benchmark (other than a Lipper index).

Comment:

In the portfolio manager disclosure in the summary, the following sentence should be removed: "He has day to day responsibility for managing the portfolio and works with the committee in developing and executing the fund`s investment program." Portfolio manager disclosure should be limited to the name, title, and length of service with the investment adviser.

Response:

This sentence will be removed in all of the prospectuses.

Comment:

Under "Payments to Broker-Dealers and Other Financial Intermediaries," provide the reason for eliminating the last sentence that refers to contacting your salesperson or visiting your financial intermediary`s web site for more information.

Response:

We removed the sentence relating to contacting your salesperson or visiting your financial intermediary`s web site in the prospectuses for our Investor Class funds and Institutional funds. This sentence appears under Item 8 for our Advisor and R Class funds.

Our Investor Class funds are sold primarily through direct sales channels and not through intermediaries, and our Institutional funds are primarily sold directly to institutional investors. We do not pay financial intermediaries for distribution related to sales of the Investor Class funds or Institutional funds.

All of the T. Rowe Price funds may pay for sub-transfer agency, recordkeeping, and other administrative services provided on behalf of the fund through an administrative fee payment (AFP) program. The total amount paid by each T. Rowe Price fund under the AFP program for the prior calendar year is disclosed in the Price Funds` Statement of Additional Information (SAI). We do not believe that there is any additional information available to customers from a broker-dealer or financial intermediary on our funds` AFP program. Therefore, we do not believe the prospectuses for the Investor Class or Institutional funds should direct investors to request more information from an intermediary or visit their financial intermediary`s Web site.

Comment:

On page 60, the subheading "Asset allocations risk" should be changed to "Asset allocation risk" for consistency.

Response:

This change will be made to page 60, as well as to pages 67 and 74.

Comment:

The disclosure on page 97, under "Keeping Your Account Open," states that if a shareholder`s balance is below a certain amount for three months or longer, you have the right to redeem an account at the then-current NAV after giving shareholders 60 days to increase their balance. Clarify whether you will redeem a shareholder`s account even if market conditions cause the decline.

Response:

The right to redeem small balance accounts does apply even if caused by market declines. As such, we have modified the disclosure as follows (new language is in italics):

If, for any reason, your balance is below this amount for three months or longer, we have the right to redeem your account at the then-current NAV after giving you 60 days to increase your balance."

This change will be made to all Investor Class prospectuses.

Comment:

On page 100, under the section entitled "General Oversight," the prospectus states that the Board will refer to the policies and guidelines included in the Exemptive Order issued by the Securities and Exchange Commission in connection with the operation of the funds. Further describe such order in the prospectus.

Response:

The Price funds` SAI currently describes the Exemptive Order. We plan to delete the reference to the Exemptive Order because the disclosure of the Order is not required by the Order or by Form N-1A. We will continue to disclose the Order in the SAI, but we do not believe that a discussion of the Order is required in the prospectus.

Comment:

On page 100, under the section entitled "Portfolio Management," you provide the date that the Chairman of the Investment Advisory Committee joined T. Rowe Price and the date that his investment experience began. Disclose the portfolio manager`s experience during the past 5 years, and provide more specific information about the role of the Chairman of the Investment Advisory Committees.

Response:

For this section of each prospectus, we will clarify the portfolio manager`s role during the past 5 years. For example, we will specify whether he or she was a portfolio manager for the entire preceding 5-year period and, if not, the portfolio manager`s other roles during that time.

Comment:

The 1940 Act file number on the bottom of the back cover page must be in a type size smaller than that generally used in the prospectus.

Response:

The file number will be reduced in size for all prospectuses.

Retirement Funds — Advisor Class Prospectus

Comment:

Pursuant to Item 4(b)(2)(i), include a statement explaining that updated performance information is available and provide a Web site address and/or toll-free telephone number where the updated information may be obtained.

Response:

For all Advisor Class prospectuses, after the Average Annual Total Returns table, we will add a statement that "Updated performance is available through troweprice.com or may be obtained by calling 1-800-638-8797."

Retirement Funds — R Class Prospectus

Comment:

Above the investment objective, the share class, ticker symbol, and hyphens should be removed from the fund name because they already appear on the front cover. However, in the event the fund uses a Summary Prospectus, the first page should include the share class and ticker symbol for the fund.

Response:

For all Advisor and R Class fund prospectuses, we will remove the share class and ticker symbol at the top of each fund`s summary. For all other prospectuses, we will remove the ticker symbol at the top of each fund`s summary.

Comment:

The heading to the fee table should be changed from "Fees and Expenses of the R Class" to "Fees and Expenses of the Fund."

Response:

Each of the fund`s classes has a unique fee structure. We believe that it is important to reference the class names for the R Class and Advisor Class shares. Therefore, we plan to revise the fee table heading for all R Class funds to "Fees and Expenses of the Fund`s R Class," and the fee table heading for all Advisor Class funds to "Fees and Expenses of the Fund`s Advisor Class."

Comment:

Pursuant to Item 4(b)(2)(i), include a statement explaining that updated performance information is available and provide a Web site address and/or toll-free telephone number where the updated information may be obtained.

Response:

For all R Class prospectuses, after the Average Annual Total Returns table, we will add a statement that "Updated performance is available through troweprice.com or may be obtained by calling 1-800-638-8797."

Comment:

On page 14, the information provided under "Purchase and Sale of Fund Shares" goes beyond what is prescribed by Item 6. The disclosure should be condensed to only what is required by deleting the first paragraph and the first sentence of the third paragraph.

Response:

The first paragraph will be removed from this section for all fund summaries in R Class prospectuses. We will include this information in the prospectus after Item 8. We will also remove the first sentence of the third paragraph because this disclosure appears later in the prospectus.

We include a similar first paragraph in the Advisor Class prospectus. We will move this disclosure from Item 6 in all Advisor Class prospectuses to after Item 8.

In light of this comment, the following sentence has been removed from Item 6 in all prospectuses: "Shares will be purchased or sold at the next net asset value calculated after an order is received in proper form."

Comment:

The prospectus states the following on page 91, under the "Transactions Procedures and Special Requirements" section: "The R Class is designed for employer-sponsored defined contribution retirement plans and requires an agreement with T. Rowe Price prior to investment. Investments in the R Class that are (1) not held by employer-sponsored defined contribution retirement plans or (2) held in accounts for which the required agreement with T. Rowe Price has not been executed are subject to rejection or cancellation, and existing shares may be transferred by T. Rowe Price to another class in the fund without prior notice to the intermediary or shareholder."

Explain the legal basis for being able to cancel a purchase or account, and provide information on which shares the shareholder would receive.

Response:

In order to open an account and purchase shares in the R Class, T. Rowe Price must enter into an agreement with an intermediary. If there is no agreement in place, then T. Rowe Price reserves the right to reject or cancel a purchase of R Class shares. Such a need would arise if, for example, an intermediary established an R Class account through the NSCC`s Fund/SERV but had not executed the necessary agreement with T. Rowe Price. Without the required agreement, T. Rowe Price would not pay the intermediary a 12b-1 fee and, therefore, we do not believe that it would be appropriate to require a shareholder to remain in a class that charges a 12b-1 fee.

If we determine that the investments made by the intermediary are not on behalf of an employer-sponsored defined contribution retirement plan, or if we do not have an existing agreement with the intermediary (either it was never executed or it was terminated), we reserve the right to transfer existing shares to another share class. We would first attempt to contact the intermediary. However, if we are unable to receive direction from the intermediary, we would transfer the underlying shareholder to an account in the same fund`s Investor Class shares. The transfer would be a non-taxable exchange and would benefit the shareholder because the new shares would not be subject to a 12b-1 fee. There are no share classes in the T. Rowe Price funds with higher expenses than the R class.

U.S. Treasury Funds Prospectus

Comment:

The principal investment strategies for the U.S. Treasury Intermediate and U.S. Treasury Long-Term Funds provide that the funds may invest in shares of a T. Rowe Price internal money fund. Confirm that no acquired fund fees and expenses are required to be disclosed in the fee table.

Response:

No acquired fund fees and expenses need to be disclosed in either fund`s fee table because investments in shares of one or more acquired funds do not exceed 0.01% of the average net assets of either fund for its prior fiscal year.

Comment:

For the U.S. Treasury Intermediate and U.S. Treasury Long-Term Funds, the "derivatives risk" section refers to the funds using futures, swaps, and other derivatives, as well as Treasury STRIPS. Because these instruments appear under principal risks, they must be disclosed in the fund`s principal investment strategies.

Response:

The following sentence will be added to each fund`s principal investment strategies:

In keeping with the fund`s objective, it may also use derivatives, such as futures, swaps, and Treasury STRIPS.

Comment:

Above the fee table for U.S. Treasury Money, the following sentence should be removed: "To the extent necessary to maintain a net yield of 0.00% on any day that a dividend is declared, T. Rowe Price Associates, Inc. may voluntarily waive all or a portion of the management fee it is entitled to receive from the fund for that day." This statement may appear later in the prospectus after Item 8.

Response:

This sentence will be removed from above the fee table. It already appears later in section 3 of the prospectus.

Comment:

The fee table for U.S. Treasury Money contains a footnote stating that other expenses were restated to reflect current fees. Explain the rationale for including this footnote.

Response:

The fund participated in the first two terms of the U.S. Treasury Department`s Temporary Guarantee Program for Money Market Funds ("Program"). As a result, the fund incurred additional expenses of 0.025% to participate in the Program from September 19, 2008 through April 30, 2009. These participation fees were recognized in operating expenses ratably over the period of participation in the Program and reflected in the fund`s financial statements for the prior fiscal year.

However, the fund did not participate in the third term of the Program so its participation ended on April 30, 2009. Because we know that expenses in connection with the Program will not be incurred during the fund`s current fiscal year, we view this as a material change contemplated by Instructions 3(d)(ii) and 3(d)(iii) to Item 2. Therefore, the operating expenses for the prior fiscal year are being reduced by 0.02% for purposes of the fund`s fee table.

Comment:

On page 12, under the "Principal Risks" for U.S. Treasury Money, the following sentence should be deleted: "Since the fund seeks to maintain a $1.00 share price, it should have little risk of principal loss." Such statement is not a risk of owning shares of the fund and should be deleted.

There is a similar statement involving the risks associated with U.S. Treasury Money on page 33, which reads "there is little risk of principal loss because the fund is managed to maintain a constant $1.00 share price." This should also be deleted because it is not a risk of owning the fund.

Response:

These sentences have been removed in both locations.

Comment:

On page 33, the prospectus states that the U.S. Treasury Intermediate and U.S. Treasury Long-Term Funds should have minimal credit risk because they invest only in securities backed by the federal government and other investments involving such securities. It further states that the U.S. Treasury Money Fund should have little or no credit risk because it invests only in securities backed by the federal government and other investments involving such securities.

However, the prospectus sets forth that all three of these funds may invest in repurchase agreements. Because investments in repurchase agreements could subject the funds to credit risk of the counterparty, the above statements with respect to minimal, and little or no, credit risk should be revised.

Response:

These sections have been revised as follows to address this comment and the prior comment (new language is in italics):

Intermediate and Long-Term Funds should have lower credit risk than corporate bond funds because they invest only in securities backed by the federal government and other investments involving such securities. Credit risk refers to the chance that the issuer or counterparty on a fund investment will fail to make scheduled interest and principal payments. The primary source of risk is the possibility of rising interest rates, which generally cause bond prices and a bond fund`s share price to fall. The Long-Term Fund is subject to the greatest price volatility because the longer the maturity, the greater the price decline when interest rates rise and the greater the price increase when interest rates fall. If the funds purchase longer-maturity bonds and interest rates rise unexpectedly, their prices could decline.

Money Fund should have minimal credit risk because it invests only in securities backed by the federal government, the most creditworthy issuer of fixed-income instruments, and repurchase agreements on those securities.

Although the fund seeks to maintain a $1.00 share price, there is no assurance that the fund will avoid principal losses if interest rates rise sharply in an unusually short period. It is possible to lose money by investing in the fund. In addition, the fund`s yield will vary; it is not fixed for a specific period like the yield on a bank certificate of deposit. This is a disadvantage when interest rates are falling, as the fund would have to reinvest at a lower interest rates. An investment in the fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Personal Strategy Funds Prospectus

Comment:

The footnotes to the funds` fee tables should be deleted or modified because the numbers do not add up properly. The amount of acquired fund fees and expenses for the prior fiscal year should be provided in the fee table and a "fee waiver/expense reimbursement" line item showing the same amount should be included.

Response:

The funds may invest in other T. Rowe Price Institutional funds as a means of gaining efficient and cost-effective exposure to certain markets. To ensure that the investing fund does not incur duplicate fees, the investment adviser of the investing fund (in this case, T. Rowe Price Associates) is required to permanently waive a portion of its management fee charged to the fund in an amount sufficient to fully offset the fees paid by the underlying Institutional funds in proportion to the amount invested. Accordingly, the investing fund`s financial statements include management fees permanently waived pursuant to this arrangement. As a result, the ratio of total expenses to average net assets shown in the financial highlights table reflects the reduction in management fee due to this arrangement and a footnote indicating the amount of management fees waived.

For each fund`s fee table, the amount shown for the line item entitled "Acquired fund fees and expenses" will instead reflect the percent of average net assets that were invested in T. Rowe Price Institutional funds for the prior fiscal year. We will also add a line item entitled "Fee waiver/expense reimbursement" showing the amounts waived as indicated in the financial highlights table.

We will remove the footnotes as they were presented in our Rule 485(a) filings for the funds. We plan to replace these footnotes with one footnote that will read as follows:

Total annual fund operating expenses after fee waiver/expense reimbursement does not reflect the impact of waived acquired fund fees and expenses as shown in the financial highlights table.

This same approach will be applied to other funds that invested greater than 0.01% of average net assets in T. Rowe Price Institutional funds and effectively reduced their management fee as a result.

Comment:

The principal investment strategies for Personal Strategy Balanced provide that, under normal conditions, the fund`s allocation to the broad asset classes will be within the following ranges: stocks (50-70%); bonds (20-40%); and money markets (0-20%).

We note that, under the adopting release for Rule 35d-1, the Division of Investment Management takes the position that an investment company that holds itself out as "balanced" should invest at least 25% of its assets in fixed income senior securities and should invest at least 25% of its assets in equities.

Response:

Although the bottom end of the range for bonds is 20% and money markets is 0%, the upper end of the range for stocks is 70%. Thus, under normal conditions the fund`s allocation to bonds and money markets would be at least 30%. The fund will invest in accordance with the position articulated in the adopting release for Rule 35d-1.

Comment:

All three Personal Strategy Funds had benchmark changes that went into effect on July 1, 2008. Explain why they changed and whether they are expected to change each year.

Response:

We changed the funds` benchmarks because we believe that the new benchmark weightings were viewed as more representative of the markets from which holdings are selected. As required by Form N-1A, we disclosed the rationale for the change in last year`s prospectus dated October 1, 2008. We do not believe that the fund is required to include the rationale for the change in this year`s prospectus.

We do not intend to annually change the fund`s benchmarks. However, we reserve the right to amend the funds` benchmarks in future years, as appropriate, and will comply with the requirements of Form N-1A in such an event.

Institutional Income Fund Prospectuses

Comment:

For Institutional Core Plus, the footnotes to the fee table should be deleted or modified because the numbers do not add up properly. The amount of acquired fund fees and expenses for the prior fiscal year should be provided in the fee table and a "fee waiver/expense reimbursement" line item showing the same amount should be included.

Response:

For the same reasons provided in our response to your comment on the Personal Strategy Funds fee tables, the line item entitled "Acquired fund fees and expenses" will reflect the percent of average net assets that were invested in other T. Rowe Price Institutional funds for the prior fiscal year. We will also add a line item entitled "Fee waiver/expense reimbursement" showing the amounts waived as indicated in the financial highlights table, and will remove the footnotes as they were presented in our Rule 485(a) filings for the fund. We plan to replace these footnotes with a footnote stating that: "Total annual fund operating expenses after fee waiver/expense reimbursement does not reflect the impact of waived acquired fund fees and expenses as shown in the financial highlights table."

Comment:

The Note below the fee table which explains that the fund has a fee covering investment management and ordinary, recurring operating expenses should be deleted, although it can appear after Item 8.

Response:

The Note will be deleted in the summary for all funds that have a single, all-inclusive fee. This concept is already addressed later in section 3 of each prospectus covering a fund with an all-inclusive fee.

Comment:

Pursuant to Item 4(b)(2)(i), include a statement explaining that updated performance information is available and provide a Web site address and/or toll-free telephone number where the updated information may be obtained.

Response:

For all Institutional fund prospectuses, after the Average Annual Total Returns table we will add a statement that "Updated performance is available through troweprice.com or may be obtained by calling 1-800-638-8797."

Comment:

For Institutional High Yield, under "Principal Investment Strategies," it states that the fund will normally invest at least 80% of its net assets in a widely diversified portfolio of high-yield corporate bonds, often called "junk" bonds, income-producing convertible securities, and preferred stocks. Explain why it is appropriate to include convertible securities and preferred stocks in the 80% investment requirement.

Response:

The fund`s name is not subject to Rule 35d-1 as "high-yield" does not indicate an investment emphasis in certain investments or industries, and the fund does not use the term "bond" in its name. Convertible securities and preferred stocks can produce high income and are often issued by issuers of high-yield bonds. As such, we feel their inclusion in the fund`s 80% investment requirement is appropriate.

Strategic Income Fund (Investor Class) Prospectus

Comment:

We note that the cover letter in connection with the fund`s 485(a) filing contained an incorrect file number.

Response:

This will be corrected when we make our 485(b) filing for the fund.

Comment:

In the example, the cost of investing in the fund over a three-year period appears to be too low.

Response:

The number will be recalculated and the revised figure will be included in our 485(b) filing. In addition, we note that we will include numbers for the 5- and 10-year periods in our next filing for both the Investor Class and Advisor class prospectuses for the fund.

Comment:

In the "Portfolio Manager" section of the summary, you disclose that the fund is managed using a team approach and that David Stanley is a portfolio manager with T. Rowe Price International, Inc. Explain why T. Rowe Price International, Inc. should not be disclosed as a subadviser.

Response:

David Stanley is one of several investment professionals on the fund's Investment Advisory Committee who select underlying investments for the various fixed income sectors ("sector managers") represented in the fund's portfolio. All sector managers select investments within the asset allocation strategy, duration targets, currency views and other investment parameters set by the fund's portfolio manager and Advisory Committee chairman, Steve Huber. Mr. Stanley selects investment grade European credits under the guidelines set by Mr. Huber. The portion of the fund's portfolio for which Mr. Stanley has security selection responsibilities has ranged between 5-15% of total fund assets since fund inception. Even though the portion of the fund's portfolio for which Mr. Stanley has responsibility is below the level at which disclosure would be required as a quantitative measure, we considered that identifying him in our disclosure of portfolio managers was appropriate because of the way in which portfolio management responsibilities are structured for this fund.

As you noted in your comment, Mr. Stanley is identified as an employee of T. Rowe Price International, Inc. ("TRPI") rather than as an employee of T. Rowe Price Associates, Inc. ("TRPA"), the fund's adviser. TRPI is an indirect wholly owned subsidiary of TRPA. Mr. Stanley has been made available to TRPA to provide services as described in the prospectus disclosure, but TRPI has received no compensation for those services, either from the fund or from the adviser. We had not considered the role of TRPI to rise to the level of requiring an investment subadvisory agreement between TRPA and TRPI. Nevertheless, TRPI and TRPA will undertake to formalize the arrangement by which Mr. Stanley provides services for the fund by entering into an investment subadvisory agreement which will be submitted for approval of the fund's Board of Directors at its next scheduled in-person meeting on October 20, 2009. On the basis of applicable interpretive guidance provided by the SEA`s staff, we do not believe that the subadvisory agreement will require the approval of fund shareholders. (See e.g., Wells Fargo SEC No-Action Letter (publicly available Mar. 31, 1998)). In connection with our reliance on this interpretive guidance, we confirm that (1) there will be no change to the fund's management fee and TRPI will not receive any compensation from the fund; (2) TRPI is controlled by TRPA as an indirect wholly-owned subsidiary, and both TRPI and TRPA are registered investment advisers and affiliates under common control (as subsidiaries of the parent company, T. Rowe Price Group, Inc.); and (3) the role of TRPA as the fund's investment adviser will not change as a result of the subadvisory agreement and the services provided and the resources available to the fund will not be diminished. As has been the case and will continue to be the case, TRPA is ultimately responsible for the oversight and monitoring of Mr. Stanley`s activities with respect to the fund.

We intend to update the fund`s prospectus to disclose the subadvisory relationship upon Board approval of its terms.

Comment:

The performance section should include a statement explaining that updated performance information is available and provide a Web site address and/or toll-free telephone number where the updated information may be obtained.

Response:

For this prospectus, and all Advisor Class prospectuses, we will add a statement after the Average Annual Total Returns table that "Updated performance is available through troweprice.com or may be obtained by calling 1-800-638-8797."

Strategic Income Fund — Advisor Class Prospectus

Comment:

Pursuant to Instruction 3(e) to Item 3, in the footnote to the fee table explain who can terminate the expense limitation and under what circumstances.

Response:

The following sentence will be added to the footnote:

Termination of this agreement would require approval by the fund's Board of Directors.

This same sentence will be added to the fee table footnote for every fund that is subject to a contractual expense limitation.

Comment:

In the portfolio manager disclosure in the summary, the disclosure should be limited to the name, title, and length of service.

Response:

The disclosure has been revised as follows:

The fund is managed using a team approach. Steven C. Huber is Chairman of the fund`s Investment Advisory Committee and joined T. Rowe Price in 2006. Michael J. Conelius is a portfolio manager with T. Rowe Price and joined T. Rowe Price in 1988. Andrew McCormick is a portfolio manager with T. Rowe Price and joined T. Rowe Price in 2008. Michael J. McGonigle is the head of investment-grade credit research at T. Rowe Price and joined T. Rowe Price in 1995. David Stanley is a portfolio manager with T. Rowe Price International, Inc. and joined T. Rowe Price International, Inc. in 2003.

This same change will be made to the fund`s Investor Class prospectus.

Comment:

In section 2, under "Distribution, Shareholder Servicing, and Recordkeeping Fees" it states that the Advisor Class may also separately compensate intermediaries at a rate of up to 0.10% of average daily net assets (up to 0.15% for certain defined contribution retirement plans) per year for various recordkeeping and transfer agent services they perform. Confirm that the fee table includes these expenses.

Response:

The fee table does include these expenses under "other expenses." This is the case for the fee tables in all of our Advisor Class fund prospectuses.

High Yield Fund Prospectuses

Comment:

Under "Principal Investment Strategies," it states that the fund will normally invest at least 80% of its net assets in a widely diversified portfolio of high-yield corporate bonds, often called "junk" bonds, income-producing convertible securities, and preferred stocks. Explain why it is appropriate to include convertible securities and preferred stocks in the 80% investment requirement.

Response:

We feel it is appropriate for the same reasons previously stated for Institutional High Yield Fund.

Comment:

The fund`s Advisor Class prospectus should include a statement explaining that updated performance information is available and provide a Web site address and/or toll-free telephone number where the updated information may be obtained.

Response:

For this prospectus, and all Advisor Class prospectuses, we will add a statement after the Average Annual Total Returns table that "Updated performance is available through troweprice.com or may be obtained by calling 1-800-638-8797."

Comment:

In the fund`s Advisor Class prospectus in section 2, under "Distribution, Shareholder Servicing, and Recordkeeping Fees" it states that the Advisor Class may also separately compensate intermediaries at a rate of up to 0.10% of average daily net assets (up to 0.15% for certain defined contribution retirement plans) per year for various recordkeeping and transfer agent services they perform. Confirm that the fee table includes these expenses.

Response:

The fee table does include these expenses under "other expenses." This is the case for the fee tables in all of our Advisor Class fund prospectuses.

Short-Term Bond Fund Prospectuses

Comment:

In the fee table for the fund`s Investor Class, the fee waiver/expense reimbursement should be 0.05% instead of 0.03%.

Response:

This revision will be made.

Comment:

The fee table footnote refers to the fund operating under a previous expense limitation for which T. Rowe Price Associates, Inc. may be reimbursed. Provide more details about the prior expense limitation so that investors can determine if the limitation was higher or lower than the current limitation.

Response:

We will include the amount of the prior expense limitation in the fee table footnote.

Comment:

In the example in the fund`s Advisor Class prospectus, the cost of investing in the fund over a one-year period does not appear to take into consideration the expense limitation.

Response:

The number will be recalculated and the revised figure will be included in our 485(b) filing.

Comment:

On page 23 of the fund`s Investor Class prospectus and page 19 of the fund`s Advisor Class prospectus, under "Interest rate risk," change the last sentence to the following: "Because the fund`s weighted average maturity does not exceed three years, it should have less interest rate risk than bonds funds that have a longer weighted average maturity."

Response:

This change will be made in both prospectuses.

Comment:

Consider adding gross expenses to the financial highlights tables.

Response:

Making such a change would be subject to the discretion of the independent registered public accounting firm to the T. Rowe Price funds.

Short-Term Income Fund Prospectus

Comment:

On page 15, under "Interest rate risk," change the last sentence to the following: "Because the fund`s weighted average maturity does not exceed three years, it should have less interest rate risk than bonds funds that have a longer weighted average maturity."

Response:

This change will be made.

New Income Fund (Investor Class) Prospectus

Comment:

The description of the fund on the front cover should be revised to more closely align with the fund`s objective.

Response:

The description will be revised as follows:

A bond fund seeking the highest level of income consistent with the preservation of capital over time by investing primarily in marketable debt securities.

This change will be made to the front cover of the prospectuses for the fund`s Investor Class, Advisor Class, and R Class.

New Income Fund — Advisor Class Prospectus

Comment:

Footnotes (a) and (c) to the fee table should be deleted or modified because the numbers do not add up properly. The amount of acquired fund fees and expenses for the prior fiscal year should be provided in the fee table and a "fee waiver/expense reimbursement" line item showing the same amount should be included.

Response:

For the same reasons provided in our response to your comment on the Personal Strategy Funds fee tables, the line item entitled "Acquired fund fees and expenses" will be updated to reflect the percent of average net assets that were invested in other T. Rowe Price Institutional funds for the prior fiscal year.

The current line item entitled "Fee waiver/expense reimbursement" will be revised to reflect the combined amount of the fees waived due to investing in other T. Rowe Price funds and the amount waived to enable the fund to operate under its contractual expense ratio limitation.

We plan to remove footnotes (a) and (c) and supplement footnote (b) with the following:

Total annual fund operating expenses after fee waiver/expense reimbursement reflects fees waived due to the fund`s expense ratio limitation, but does not reflect the impact of waived acquired fund fees and expenses as shown in the financial highlights table.

This same approach will be applied to other funds that have a contractual expense ratio limitation, and invest greater than 0.01% of average net assets in T. Rowe Price Institutional funds, which effectively reduced their management fee.

Comment:

Footnote (b) to the fee table refers to the class operating under a previous expense limitation for which T. Rowe Price Associates, Inc. may be reimbursed. Provide more details about the prior expense limitation so that investors can determine if the limitation was higher or lower than the current limitation.

Response:

We will include the amount of the prior expense limitation in the fee table footnote.

New Income Fund — R Class Prospectus

Comment:

Footnotes (b) and (d) to the fee table should be deleted or modified because the numbers do not add up properly. The amount of acquired fund fees and expenses for the prior fiscal year should be provided in the fee table and a "fee waiver/expense reimbursement" line item showing the same amount should be included.

Response:

For the same reasons provided in our response to your comment on the New Income — Advisor Class fee table, the line item entitled "Acquired fund fees and expenses" will reflect the percent of average net assets that were invested in other T. Rowe Price Institutional funds for the prior fiscal year; the line item entitled "Fee waiver/expense reimbursement" will reflect the combined amount of the fees waived due to investing in other T. Rowe Price funds and the amount waived to enable the fund to operate under its contractual expense ratio limitation.

We plan to remove footnotes (b) and (d) and supplement footnote (c) with a footnote stating that "total annual fund operating expenses after fee waiver/expense reimbursement" reflects fees waived due to the fund`s expense ratio limitation, but does not reflect the impact of waived acquired fund fees and expenses as shown in the financial highlights table."

Comment:

Footnote (c) to the fee table footnote refers to the class operating under a previous expense limitation for which T. Rowe Price Associates, Inc. may be reimbursed. Provide more details about the prior expense limitation so that investors can determine if the limitation was higher or lower than the current limitation.

Response:

We will include the amount of the prior expense limitation in the fee table footnote.

Comment:

On page 5, the information provided under "Purchase and Sale of Fund Shares" goes beyond what is prescribed by Item 6. The disclosure should be condensed to only what is required.

Response:

The first paragraph will be removed from this section.

The following sentence in the third paragraph will also be removed: "Shares will be purchased or sold at the next net asset value calculated after an order is received in proper form."

Comment:

On page 13, under "Transactions Procedures and Special Requirements," it states the following: "The R Class is designed for employer-sponsored defined contribution retirement plans and requires an agreement with T. Rowe Price prior to investment. Investments in the R Class that are (1) not held by employer-sponsored defined contribution retirement plans or (2) held in accounts for which the required agreement with T. Rowe Price has not been executed are subject to rejection or cancellation, and existing shares may be transferred by T. Rowe Price to another class in the fund without prior notice to the intermediary or shareholder."

Explain the legal basis for being able to cancel an account and into what share class a shareholder would be moved.

Response:

The same legal basis applies as indicated in the previous response to the comment provided for the Retirement Funds — R Class prospectus.

Comment:

On page 16, under "Distribution, Shareholder Servicing, and Recordkeeping Fees" it states that the R Class may also separately compensate intermediaries at a rate of up to 0.10% of average daily net assets (up to 0.15% for certain defined contribution retirement plans) per year for various recordkeeping and transfer agent services they perform.

Confirm that the fee table includes these expenses.

Response:

The fee table does include these expenses under "other expenses." This is the case for the fee tables in all of our R Class fund prospectuses.

Corporate Income Fund Prospectus

Comment:

Clarify whether acquired fund fees and expenses were included in "other expenses" in the fee table. If so, then state this in the fee table presentation.

Response:

Acquired fund fees and expenses were not included in "other expenses." Because this fund invested in excess of 0.01% of average net assets in other T. Rowe Price Institutional funds, its fee table will be revised similarly to the fee tables for the Personal Strategy Funds.

Prime Reserve Fund Prospectus

Comment:

On the front cover, consider changing "money fund" to "money market fund." The description of the fund should be revised to more closely align with the fund`s objective.

Response:

We intend to leave the reference to money fund. However, the description will be revised as follows:

A money fund seeking preservation of capital, liquidity, and the highest possible current income.

Comment:

Above the fee table, the following sentence should be removed: "To the extent necessary to maintain a net yield of 0.00% on any day that a dividend is declared, T. Rowe Price Associates, Inc. may voluntarily waive all or a portion of the management fee it is entitled to receive from the fund for that day." This statement may appear later in the prospectus after Item 8.

Response:

This sentence will be removed from above the fee table. It already appears in section 3.

Comment:

On page 2, under the "Principal Risks," the following sentence should be deleted: "Since the fund seeks to maintain a $1.00 share price, it should have little risk of principal loss." Such statement is not a risk of owning shares of the fund and should be deleted.

Response:

This sentence has been removed.

Comment:

On page 2, under "Performance," change "the fund`s past performance is no guarantee of future returns" to "the fund`s past performance is not necessarily an indication of future performance."

Response:

This change will be made.

Comment:

Confirm whether foreign securities are a principal investment strategy of the fund and whether owning foreign securities represents a principal risk for the fund.

Response:

We plan to add the following to the fund`s "Principal Investment Strategies" in the summary section:

The fund may invest in money market securities issued by foreign companies and financial institutions, which include U.S. dollar-denominated money market securities traded outside of the U.S. and U.S. dollar-denominated money market securities of foreign issuers traded in the U.S.

We plan to add the following to the fund`s "Principal Risks" in the summary section:

Foreign investing risk This is the risk that the fund`s investments in foreign securities may be adversely affected by political and economic conditions overseas, reduced liquidity, or decreases in foreign currency values relative to the U.S. dollar.

GNMA Fund Prospectus

Comment:

Confirm whether foreign securities are a principal investment strategy of the fund and whether owning foreign securities represents a principal risk for the fund.

Response:

Foreign securities are not a principal investment strategy of the fund and do not represent a principal risk for the fund. As such, no disclosure changes will be made.

Inflation Protected Bond Fund Prospectus

Comment:

There are no additional comments with respect to this fund. However, comments provided for other prospectuses should be applied to this fund where appropriate.

Response:

Changes that must be made to all Investor Class prospectuses will be made to this prospectus.

If you have any questions concerning these matters or any others, please do not hesitate to call the undersigned at 410-345-6646, or in my absence, Darrell Braman at 410-345-2013.

Sincerely,

/s/ Brian R. Poole
Brian R. Poole
Vice President and Legal Counsel
T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

The Registrant may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ David Oestreicher
David Oestreicher
Vice President
T. Rowe Price Funds